SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs four contracts for production sharing in Angola

(Rio de Janeiro, November 3, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that today, in Luanda, it signed four contracts for production sharing with Sociedade Nacional de Combustíveis de Angola (Sonangol), in Blocks 6/06, 15/06, 18/06 and 26.

Block 6/06 is located in the shallow waters of the Kwanza Basin and has a total area of 4,930 km2. The program for the initial phase of the contract provides for the obtaining of 3D seismic data and the drilling of two exploration wells. Under the terms of the deal, Petrobras is the operator and retains 40% of the rights.

Block 18/06 has an area of 4,611 km2 and is located in the deep waters of the Lower Congo Basin, one of the Angolan oil industry’s richest regions, and to the south of important oil producing areas. Petrobras is the operator and has a 30% stake. For the initial phase, the contract provides for the obtaining of 3D seismic data and the drilling of seven exploration wells.

Block 26, covering an area of 4,838 km2, is off the southern part of Angola, in deep waters within the Benguela Basin. This area is at the exploration limit and Petrobras’ interest is based on integrated geological and geophysical data for the block, along with similarities to oil-bearing areas off the coast of West Africa and the east of Brazil. Petrobras will be the operator and will have 80% of the rights. The contract provides for the obtaining of seismic data and the drilling of two pioneer wells.

Block 15/06 is also located in the Lower Congo Basin and is in alignment with rich deep-water production fields off the coast of Angola. The area of the block is 3,025 km2. Petrobras will be a non-operating partner, with 5% of the rights.

Angola, where Petrobras has been active since 1979, represents one of the company’s investment priorities. With the signing of the contracts for these four exploratory blocks, Petrobras has consolidated a position that is strongly aligned with the company’s Strategic Plan and has initiated a new phase in Angola, where, for the first time, it will be the operating company. The company’s Angolan portfolio is summarized below:

Block	Stake (%)	Description
2/85	27.5	Production
34	30	Exploratory
6/06	40	Exploratory. Operator
26	80	Exploratory. Operator
18/06	30	Exploratory. Operator
15/06	5	Exploratory

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 03, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.